UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wilhelmina International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

968235 101

(CUSIP Number)

Brad Krassner, 31 E Rivo Alto, Miami Beach, Florida 33139, (305) 610-4793

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 February 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP No. 968235 101	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON KRASSNER FAMILY INVESTMENTS LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,464,515
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,464,515
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,464,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

  Page 3 of 8 Pages

1	NAME OF REPORTING PERSON KRASSNER INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,464,515
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,464,515
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,464,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

  Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Brad Krassner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,464,515
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,464,515
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,464,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON* I

*SEE INSTRUCTIONS BEFORE FILLING OUT!

  Page 5 of 8 Pages

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $0.01 per share (“Common Stock”), of Wilhelmina International, Inc., a Delaware corporation (formerly known as New Century Equity Holdings Corp.) (the “Issuer”).  The address of the Issuer's principal executive office is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

Item 2.	Identity and Background.

(a) – (c)    This Schedule 13D is filed jointly by Krassner Family Investments Limited Partnership, a Nevada limited partnership (“KFILP”), Krassner Investments, Inc., a Nevada corporation (“KII”), and Brad Krassner (collectively, the “Reporting Persons”).  Because Brad Krassner is the President, director and sole stockholder of KII (with Brad Krassner, hereinafter referred to as the “Controlling Persons”), which is the general partner of KFILP, the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by KFILP.

The principal occupation of Brad Krassner is serving as the President of KII.  The principal business of KII is acting as the general partner of KFILP.  The principal business of KFILP is investing in securities.  The principal place of business for each of the Reporting Persons is 31 East Rivo Alto, Miami Beach, Florida 33139.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           KFILP and KII are organized under the laws of the state of Nevada.  Mr. Krassner is a citizen of the United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.

On February 17, 2009, 30,464,515 shares of Common Stock were issued to KFILP by the Issuer in connection with the closing of the Acquisition Agreement (as defined below).  Such shares of Common Stock were issued to KFILP as partial consideration for the acquisition of all the outstanding securities of Wilhelmina International, Ltd. and its affiliated companies by the Issuer.

  Page 6 of 8 Pages

Item 4.	Purpose of Transaction.

In connection with the execution of that certain agreement entered into on August 25, 2008 by and among New Century Equity Holdings Corp., Wilhelmina Acquisition Corp., Wilhelmina International, Ltd., Wilhelmina – Miami, Inc., Wilhelmina Licensing LLC, Wilhelmina Artist Management LLC, Wilhelmina Film & TV Productions LLC, Lorex Investments AG, Krassner Family Investments Limited Partnership, Dieter Esch (“Esch”), Brad Krassner, Sean Patterson and the shareholders of Wilhelmina – Miami, Inc. (the “Acquisition Agreement”), Issuer acquired Wilhelmina International, Ltd. and its affiliated companies.  As partial consideration for its equity interests in Wilhelmina International, Ltd. and its affiliates, KFILP received 30,464,515 shares of the Common Stock of Issuer.  The transaction contemplated under the Acquisition Agreement closed on February 17, 2009.  Concurrently with the closing of the Acquisition Agreement, the Issuer, KFILP and Brad Krassner entered into a mutual support agreement (the “Mutual Support Agreement”), pursuant to which KFILP and Brad Krassner have been granted certain voting rights and tag-along rights, which include Brad Krassner’s right to designate in writing a director to be elected to Issuer’s Board of Directors.  Pursuant to the Mutual Support Agreement, if Mr. Krassner does not make such a designation, Derek Fromm will be elected to fill this vacancy.  KFILP and Mr. Krassner also agreed to vote in favor of three Newcastle representatives and one Esch representative to become members of the Board of Directors of Issuer.  The tag-along rights will remain in effect until the first registration statement relating to the securities described in this report is declared effective.  The tag-along right requires Newcastle Partners, L.P. (“Newcastle”) to give prior written notice to each of KFILP and Mr. Krassner if Newcastle or any of its affiliates desires to transfer any of its Common Stock of Issuer to a third party purchaser in a transaction or series of related transactions involving the transfer of Common Stock owned by Newcastle or its affiliates representing in the aggregate at least 20% of the shares held by Newcastle at such time.  KFILP and Mr. Krassner shall each have the opportunity and right to sell to the proposed transferee up to the same proportion of its or his shares of Common Stock as would be sold by Newcastle in such proposed transaction.  If KFILP or Mr. Krassner exercise their tag-along right, Newcastle must attempt to obtain the same agreements and commitments from the proposed transferee as Newcastle obtained from the proposed transferee in respect to its transfer of shares.  To the extent Newcastle cannot obtain such agreements and commitments from such proposed transferee, Newcastle, KFILP, Mr. Krassner and any other person having similar rights, shall reduce the number of shares being sold by Newcastle, KFILP, Mr. Krassner and any other person having similar rights, such that Newcastle, KFILP, Mr. Krassner and any other person having similar rights, each sell a proportionate number of shares of the total number of shares that such proposed transferee is in fact acquiring from Newcastle, KFILP, Mr. Krassner and any other person having similar rights.

Concurrently with the closing of the Acquisition Agreement, the Issuer, Esch, Lorex Investments AG, Brad Krassner, KFILP and Olshan Grundman Frome Rosenzweig & Wolosky LLP (the “Escrow Agent”) entered into an escrow agreement (the “Escrow Agreement”), pursuant to which KFILP irrevocably authorized the Issuer to deposit 9,614,873 shares of Common Stock (the “Restricted Shares”) with the Escrow Agent.  Pursuant to the Escrow Agreement, KFILP grants the Issuer repurchase rights for the Restricted Shares in the event there is a Core Decrease, Total Divisional Loss and/or an Excess Divisional Loss (each as defined in the Acquisition Agreement) and KFILP fails to pay Issuer the dollar amount of such loss.

The foregoing description of the Acquisition Agreement, Mutual Support Agreement and Escrow Agreement are not complete and are qualified in their entirety by reference to the full text of the Acquisition Agreement, Mutual Support Agreement and Escrow Agreement.  A copy of each of the Acquisition Agreement, Mutual Support Agreement and Escrow Agreement is filed as an exhibit hereto and is incorporated herein by reference.

Given the Reporting Person’s beneficial ownership of shares of Common Stock and its right to name a director to the Board of Directors of Issuer, the Reporting Persons may try to influence the affairs of Issuer, although there are no such definitive plans at the time of filing this Statement.  None of KFILP, KII or Brad Krassner has any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any similar action to those enumerated above, other than as described in the Acquisition Agreement filed as an exhibit hereto.

  Page 7 of 8 Pages

Item 5.	Interest in Securities of the Company.

(a)           The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 129,440,752 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed on February 18, 2009.

As of the filing date of this Statement, KFILP beneficially owned 30,464,515 shares of Common Stock, representing approximately 23.5% of the issued and outstanding Common Stock of the Issuer.

KII, as the general partner of KFILP, may also be deemed to beneficially own the 30,464,515 shares of Common Stock beneficially owned by KFILP.

Mr. Krassner, as the President of KII, the general partner of KFILP, may also be deemed to beneficially own the 30,464,515 shares of Common Stock beneficially owned by KFILP.

(b)           By virtue of his position with KII, the general partner of KFILP, Mr. Krassner, through KII, has the sole power to vote and dispose of the shares of Common Stock beneficially owned by KFILP reported in this Statement.

(c)           There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days other than KFILP’s acquisition of shares of Common Stock pursuant to the Acquisition Agreement discussed in further detail in Item 4.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Mutual Support Agreement contains certain provisions relating to the composition of the Issuer’s Board of Directors, voting restrictions and tag-along rights, as discussed in further detail in Item 4.  The Escrow Agreement contains certain provisions relating to Issuer’s repurchase rights of KFILP’s shares of Common Stock, as discussed in further detail in Item 4.

Item 7.	Materials to be Filed as Exhibits.

We hereby incorporate by reference into this Item 7 the Acquisition Agreement, dated as of August 25, 2008, filed as an exhibit in the Issuer’s Current Report on Form 8-K, filed on February 18, 2009, the Mutual Support Agreement, dated as of August 25, 2008, by and among Newcastle, Dieter Esch, Lorex Investments AG, Brad Krassner, and the Krassner Family Investments Limited Partnership, and the Escrow Agreement, dated as of August 25, 2008, by and among Dieter Esch, Lorex Investments AG, Brad Krassner, Krassner Family Investments Limited Partnership, New Century Equity Holdings Corp. and Olshan Grundman Frome Rosenzweig & Wolosky LLP.

  Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2009

Krassner Family Investments Limited Partnership
By: Krassner Investments, Inc., its general partner

By:            /s/ Brad Krassner
Name:  Brad Krassner
Title: President

Krassner Investments, Inc.

By:            /s/ Brad Krassner
Name:  Brad Krassner
Title: President

  /s/ Brad Krassner
Brad Krassner